                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1998

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

         Commission file number 1-5725

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

         Quanex Corporation Employee Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

         Quanex Corporation
         1900 West Loop South, Suite 1500
         Houston, Texas 77027
         (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT



The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Quanex Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Employee Savings Plan (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1998 and (2) 5% reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements on net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits of the individual funds. The supplemental schedules and the supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP


June 1, 1999

                       QUANEX CORPORATION EMPLOYEE SAVINGS

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                       DECEMBER 31,
                                                               ---------------------------
                                                                   1998           1997
                                                               ------------   ------------
Assets:
           Investment at fair value:
           Mutual fund assets:
                Fidelity Puritan Fund                          $  7,236,131   $  8,682,374
                Fidelity Magellan Fund                           10,870,892     10,370,199
                Fidelity Contrafund                               4,591,344      4,796,863
                Fidelity Growth & Income Fund                     7,068,547      6,782,645
                Fidelity Retirement Growth Fund                     224,938             --
                Fidelity Overseas Fund                            1,537,557      1,995,616
                Fidelity Balanced Fund                              407,967        527,322
                Fidelity Blue Chip Fund                             857,460             --
                Fidelity Asset Manager Fund                          47,290             --
                Fidelity Low-Priced Stock Fund                      162,209             --
                Fidelity Government Money Market Fund             9,272,125      9,327,810
                Templeton Foreign Fund                              329,986        488,227
                Newberger & Berman Partners Trust Fund               33,874             --
           Quanex Corporation common stock                        2,710,088      1,457,181
           Common/commingled trust                                1,911,158      1,662,256
                                                               ------------   ------------
                                                                 47,261,566     46,090,493
                                                               ------------   ------------

           Employee contributions receivable                        291,616        405,287
           Employer contributions receivable                         92,112        113,412
                                                               ------------   ------------
                                                                    383,728        518,699
                                                               ------------   ------------

Net Assets Available for Benefits                              $ 47,645,294   $ 46,609,192
                                                               ============   ============



                       See notes to financial statements.

                    QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                            DECEMBER 31,
                                                                    ---------------------------
                                                                        1998           1997
                                                                    ------------   ------------
Investment income:
              Interest and dividends                                $  2,862,491   $  3,039,538
              Net appreciation in fair value of investments            4,939,364      4,220,737
                                                                    ------------   ------------
                                                                       7,801,855      7,260,275
                                                                    ------------   ------------

Contributions:
              Employer                                                   714,161        959,634
              Less forfeitures                                            13,954         24,328
                                                                    ------------   ------------
                                                                         700,207        935,306

              Employee                                                 2,672,086      3,623,254
                                                                    ------------   ------------
                          Total contributions                          3,372,293      4,558,560
                                                                    ------------   ------------

                          Total additions                             11,174,148     11,818,835

Benefit payments                                                      10,138,046      5,904,125
                                                                    ------------   ------------


Increase in net assets available
              for benefits                                             1,036,102      5,914,710

Net assets available for benefits:
              Beginning of year                                       46,609,192     40,694,482
                                                                    ------------   ------------
              End of year                                           $ 47,645,294   $ 46,609,192
                                                                    ============   ============



                       See notes to financial statements.

                               QUANEX CORPORATION
                              EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997



A.   THE PLAN

     The following brief description of the Quanex Corporation Employee Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan agreement for more complete information.

     (1) General. The Plan became effective April 1, 1986, as amended and restated effective January 1, 1989, and is sponsored by Quanex Corporation (the "Company"). The Plan is a defined contribution plan that is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which employees of the Company and its subsidiaries, excluding the Nichols-Homeshield division and Piper Impact subsidiary, and those Quanex employees who are covered by a collective bargaining agreement, are eligible to participate after completing three months of active service. The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Board of Directors of the Company, serves as the Plan administrator.

     (2) Contributions. Participants may elect to contribute up to 15% of their pre-tax annual compensation or up to 15% of their after-tax annual compensation limited to 15% of considered compensation as defined by the Plan agreement. The Company matches 50% of the employee's contribution up to, but not in excess of, 2.5% of the employee's annual compensation.

     (3) Participants Account. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of investment income, which is based on the participant's account balance as of the end of the period in which the income is earned.

     (4) Investment Options. Participants may direct allocation of their contributions to the following funds:

          Fidelity Puritan Fund - invests in domestic and foreign common stocks, preferred stocks and bonds.

          Fidelity Magellan Fund - invests in equity and debt securities of foreign and domestic companies.

          Fidelity Contrafund - invests in equities of foreign and domestic companies.

          Fidelity Growth and Income Fund - invests in equity and debt securities of foreign and domestic companies.

          Fidelity Retirement Growth Fund - invests in common stocks and other securities.

          Fidelity Overseas Fund - invests in foreign equity and debt securities.

          Fidelity Balanced Fund - invests in common and preferred stocks and bonds.

          Fidelity Blue Chip Fund - invests in domestic and foreign common stocks.

          Fidelity Asset Manager Fund - invests in domestic and foreign stocks, bonds and short-term obligations.

          Fidelity Low-Priced Stock Fund - invests in domestic and foreign stocks.

          Fidelity Government Money Market Fund - composed of short-term U.S. government obligations.

          Templeton Foreign Fund - invests in foreign securities.

          Neuberger & Berman Partner Trust Fund - invests in common stocks.

          Quanex Corporation Common Stock - invests exclusively in the common stock of Quanex Corporation.

          Common/Commingled Trust - invests in investment contracts issued by insurance companies, banks and other financial institutions.

     (5) Vesting. Participants are immediately vested in their voluntary contributions and the related earnings. Vesting in the employer's matching contributions for employees is 0% for less than one year of service graduating to 100% for five or more years. Upon death, retirement or total and permanent disability, the participant or beneficiary becomes immediately 100% vested in the employer's contribution. In the event of termination, nonvested portions of employer's contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions.

     (6) Payment of Benefits. Upon termination of service, the participant may elect to receive a lump-sum amount equal to the amount of vested benefits in his or her account. As of December 31, 1998 and 1997, net assets available for benefits included benefits of $520,601 and $46,482, respectively, due to participants who had withdrawn from participation in the Plan. Effective April 18, 1997, Quanex sold its LaSalle Steel Company ("LaSalle") subsidiary to Niagara Corporation. LaSalle employees in the Plan had the option of leaving their benefits in the Plan or receiving a lump-sum distribution, which could be rolled over into an individual retirement account, or into a new qualified retirement plan set up by LaSalle. As of December 31, 1997, $2,020,517 had been withdrawn from the Plan by LaSalle employees. Effective December 3, 1997, Michigan Seamless Tube Company, the Gulf States Tube and the Tube Group Office divisions of Quanex Corporation (the "Tube Group") were sold to Vision Metals, Inc. The Tube Group employees in the Plan had the option of leaving their benefits in the Plan or receiving a lump-sum distribution, which could be rolled over into an individual retirement account, or into a new qualified savings plan set up by Vision Metals, Inc. As of December 31, 1998, $7,130,851 had been withdrawn from the Plan by Tube Group employees.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting standards.

     (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The fair value of the common/commingled trust is at face value.

     (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in the net assets available for benefits during the reporting period. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

     (4)  Administrative Expenses. The Company pays all administrative expenses.

     (5)  Payment of Benefits. Benefit payments are recorded when paid.

C.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

D.   FEDERAL INCOME TAX STATUS

     The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service ("IRS"). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code ("Code") and, as a result, is exempt from taxation under Section 501(a) of the Code. The Plan received a favorable determination letter from the IRS dated October 3, 1996. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

E.   RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Quanex Corporation common stock, as shown below:

                                       1998                                    1997
                                       ----                                    ----

                          Shares       Cost      Sales Price      Shares       Cost      Sales Price
                          ------    ----------   -----------      ------     --------    -----------
         Purchases        86,676    $1,778,903                    15,184     $440,782
         Sales            18,375       446,176     $534,218       29,930      629,783      $870,900

     During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Fidelity mutual fund assets, as shown below:

                                       1998                                    1997
                                       ----                                    ----

                          Shares       Cost      Sales Price      Shares       Cost      Sales Price
                          ------    ----------   -----------      ------     --------    -----------
         Purchases     10,773,586   $27,640,471                  7,010,550 $22,115,775
         Sales         10,971,840    30,398,411  $32,827,451     7,886,016  19,551,882   $20,775,858

     During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Fidelity Common/Commingled Trust, as shown below:

                                       1998                                    1997
                                       ----                                    ----

                          Shares       Cost      Sales Price      Shares       Cost      Sales Price
                          ------    ----------   -----------      ------     --------    -----------
         Purchases      3,188,117   $3,188,117                   2,269,094   $2,269,094
         Sales          2,939,215    2,939,215   $ 2,939,215     1,414,786    1,414,786   $1,414,786

F.   SUPPLEMENTAL FUND INFORMATION

     Contributions, benefit payments and investment income by fund are as follows for the years ended December 31:

                                                                             1998           1997
                                                                         ------------   ------------
              Employer contributions:
                         Fidelity Puritan Fund                           $     97,039        157,777
                         Fidelity Magellan Fund                               153,663        192,569
                         Fidelity Contrafund                                   71,939        112,759
                         Fidelity Growth and Income Fund                      110,469        129,559
                         Fidelity Retirement Growth Fund                        2,596              0
                         Fidelity Overseas Fund                                30,233         58,043
                         Fidelity Balanced Fund                                12,747         17,119
                         Fidelity Blue Chip Fund                               16,097              0
                         Fidelity Asset Manager Fund                            1,048              0
                         Fidelity Low-Priced Stock Fund                         6,255              0
                         Fidelity Government Money Market Fund                132,083        191,436
                         Templeton Foreign Fund                                 8,961         16,435
                         Newberger & Bermann Partners Trust Fund                3,076              0
                         Quanex Corporation common stock                       33,438         35,832
                         Common/commingled trust                               20,563         23,777
                                                                         ------------   ------------
                                                                         $    700,207   $    935,306
                                                                         ============   ============


                                                                              1998           1997
                                                                         ------------   ------------
             Employee contributions:
                         Fidelity Puritan Fund                           $    360,793   $    597,524
                         Fidelity Magellan Fund                               560,045        716,695
                         Fidelity Contrafund                                  302,918        450,107
                         Fidelity Growth and Income Fund                      453,818        538,186
                         Fidelity Retirement Growth Fund                       10,356             --
                         Fidelity Overseas Fund                               123,337        219,539
                         Fidelity Balanced Fund                                46,381         67,979
                         Fidelity Blue Chip Fund                               75,469             --
                         Fidelity Asset Manager Fund                            4,338             --
                         Fidelity Low-Priced Stock Fund                        36,332             --
                         Fidelity Government Money Market Fund                476,659        735,626
                         Templeton Foreign Fund                                31,000         71,702
                         Newberger & Bermann Partners Trust Fund               16,624             --
                         Quanex Corporation common stock                      102,208        120,540
                         Common/commingled trust                               71,806        105,356
                                                                         ------------   ------------
                                                                         $  2,672,086   $  3,623,254
                                                                         ============   ============

                                                                             1998            1997
                                                                         ------------    ------------
              Benefit payments:
                         Fidelity Puritan Fund                           $  1,825,829    $  1,268,575
                         Fidelity Magellan Fund                             2,122,706       1,143,858
                         Fidelity Contrafund                                1,256,466         193,382
                         Fidelity Growth and Income Fund                    1,554,712         504,526
                         Fidelity Retirement Growth Fund                          808              --
                         Fidelity Overseas Fund                               400,241         226,282
                         Fidelity Balanced Fund                               126,538          67,717
                         Fidelity Blue Chip Fund                               59,667              --
                         Fidelity Asset Manager Fund                               --              --
                         Fidelity Low-Priced Stock Fund                        30,694              --
                         Fidelity Government Money Market Fund              2,195,695       2,232,996
                         Templeton Foreign Fund                                97,879          39,954
                         Newberger & Bermann Partners Trust Fund                   --              --
                         Quanex Corporation common stock                      132,381         149,028
                         Common/commingled trust                              334,430          77,807
                                                                         ------------    ------------
                                                                         $ 10,138,046    $  5,904,125
                                                                         ============    ============


                                                                             1998            1997
                                                                         ------------    ------------
              Investment income:
                         Fidelity Puritan Fund                           $  1,162,589    $  1,719,159
                         Fidelity Magellan Fund                             2,896,519       2,213,591
                         Fidelity Contrafund                                1,115,512         815,658
                         Fidelity Growth and Income Fund                    1,592,651       1,450,917
                         Fidelity Retirement Growth Fund                       25,337              --
                         Fidelity Overseas Fund                               216,018         215,404
                         Fidelity Balanced Fund                                87,512         113,599
                         Fidelity Blue Chip Fund                              125,080              --
                         Fidelity Asset Manager Fund                            2,952              --
                         Fidelity Low-Priced Stock Fund                        (7,458)             --
                         Fidelity Government Money Market Fund                449,773         517,602
                         Templeton Foreign Fund                                (9,876)         46,464
                         Newberger & Bermann Partners Trust Fund                   19              --
                         Quanex Corporation common stock                       51,140         102,136
                         Common/commingled trust                               94,087          65,745
                                                                         ------------    ------------
                                                                         $  7,801,855    $  7,260,275
                                                                         ============    ============

           ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                             EIN: 38-1872178; PN 012

                               QUANEX CORPORATION
                             EMPLOYEES SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 1998

                                                            Shares/                           Current
                                                            Par Value         Cost             Value
                                                           -----------     -----------      -----------
Fidelity Mutual Assets Funds:
      Puritan Fund*                                           360,545      $ 6,094,698      $ 7,236,131
      Magellan*                                                89,976        7,352,043       10,870,892
      Contrafund*                                              80,848        3,660,871        4,591,344
      Growth and Income Fund*                                 154,200        4,986,781        7,068,547
      Retirement Growth Fund*                                  10,967          217,583          224,938
      Overseas Fund*                                           42,734        1,275,960        1,537,557
      Balanced Fund*                                           24,937          371,700          407,967
      Blue Chip Fund*                                          17,016          757,806          857,460
      Asset Manager Fund*                                       2,719           51,144           47,290
      Low-Priced Stock Fund*                                    7,099          173,735          162,209
      Government Money Market Fund*                         9,272,125        9,272,125        9,272,125
Templeton Foreign Fund                                         39,331          399,533          329,986
Newberger & Berman Partners Trust Fund                          1,875           33,389           33,874
                                                                           -----------      -----------
                  Total Mutual Fund Assets                                 $34,647,368      $42,640,320

Quanex Corporation common stock*                              120,112        2,545,075        2,710,088
Common/commingled trust*                                    1,911,158        1,911,158        1,911,158
                                                                           -----------      -----------


                  Total Investments                                        $39,103,601      $47,261,566
                                                                           ===========      ===========


* Party-in-Interest

   ITEM 27-d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS EIN 38-1872178; PN 012

                    QUANEX CORPORATION EMPLOYEES SAVINGS PLAN

               SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1998


                                                      Series of Transactions
                                                                                                       Current
                     Total Number of                   Total Number of                                 Value on
                     Purchases During     Purchase     Sales During the     Selling       Cost of     Transaction         Net
   Description        the Plan Year         Price         Plan Year          Price         Asset         Date            Gain
   -----------       ----------------     --------     ----------------     -------       -------     -----------        ----
Puritan*                  115            $1,746,039           91         $ 3,544,988     3,054,476    $ 3,544,988      $490,512

Magellan*                 183             4,768,945          114           6,621,029     5,860,920      6,621,029       760,109

Contrafund*               159             2,811,779           99           3,792,117     3,435,433      3,792,117       356,684

Growth & Income*          170             4,306,353          110           5,221,325     4,549,932      5,221,325       671,393

Blue Chip*                131             1,792,570           53           1,027,613     1,034,764      1,027,613        (7,151)

Gov't Money Market*       159            10,347,619          139          10,403,305    10,403,305     10,403,305            --

Common Trust*             116             3,188,117           91           2,939,215     2,939,215      2,939,215            --

Quanex Common Stk*         48             1,778,903           32             534,218       446,176        534,218        88,042



* Party-in-Interest

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                        Quanex Corporation Employee Savings Plan


Date:  June 28, 1999                    /s/ Viren M. Parikh
                                        ---------------------------------------
                                        Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS


23.1     Independents Auditor's Consent